Exhibit 99.4

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Announces Receipt of NASDAQ Delisting Notice; Intends to Request a Hearing

ATLANTA, November 23, 2011 —— CDC Software Corporation (NASDAQ: CDCS), a global enterprise software provider of on-premise and cloud deployments, today announced that it has received a letter dated November 17, 2011 from The NASDAQ Stock Market, Inc. (“NASDAQ”), stating that NASDAQ staff members (the “Staff”), exercising their discretionary authority, have determined to delist the Company’s securities based on public interest concerns under Nasdaq Listing Rule 5101 and the Company’s failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2010, as required by Listing Rule 5250(c). Trading in the Company’s securities has been halted by NASDAQ since October 5, 2011.

Pursuant to the NASDAQ letter, the Company has until November 25, 2011 to request a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”). Accordingly, the Company intends to timely request a hearing at which it will address the concerns raised by the Staff and present its plan for regaining compliance with all applicable requirements for continued listing. However, there can be no assurance that the Panel will grant the Company’s request for continued listing. In connection with the hearing request, the Company will also request that the Staff’s delisting determination be stayed at least until the Panel issues its decision following the hearing. In the event that NASDAQ determines not to grant the stay, it is expected that the current trading halt would be converted to a trading suspension on or about December 12, 2011. In such an event, the Company’s securities would become eligible for trading in the over-the-counter market at that time. The Company will make a further announcement regarding its trading status following the receipt of NASDAQ’s determination on the stay request, which is expected before December 12, 2011. The Company expects that its hearing will be scheduled to occur early next year.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments.  Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy.  Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; and (ii) the Company’s intent to appeal the Staff’s delisting determination, and any potential exception to the NASDAQ Listing Rules that may be granted to the Company by NASDAQ, (iii) the timing of any future hearing or determination of NASDAQ, including, but not limited to any future trading suspension, or (iv) whether the Company’s securities may be eligible to trade on the over-the-counter market and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the possibility that NASDAQ will not grant the Company an exception to the Listing Rules. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this press release. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.